Exhibit 99.1

PRECISION DRILLING CORPORATION

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:	KPMG LLP, Chartered Professional Accountants

AND TO:	PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance
Services Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Office of the Yukon Superintendent of Securities, Community Services, Yukon
Government
Nunavut Securities Office, Department of Justice, Government of Nunavut

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Precision Drilling Corporation (the “Corporation”) from KPMG LLP (“KPMG”) to PricewaterhouseCoopers LLP (“PwC”).

On October 22, 2025, following completion of a tender process, the Board of Directors of the Corporation, upon recommendation of the Audit Committee of the Board of Directors, approved the appointment of PwC as auditor to fill the vacancy that will be created by KPMG’s resignation as the Corporation’s auditor, at the request of the Corporation, from the effective date of KPMG’s resignation until the next annual meeting of shareholders of the Corporation. On October 23, 2025, KPMG notified the Corporation that, at the request of the Corporation, it will resign as auditor of the Corporation effective as of the day immediately following the date of KPMG’s report in respect of its audit of the Corporation’s consolidated financial statements for the year ended December 31, 2025. KPMG will continue to act as the Corporation’s auditor until the effective date of its resignation. There were no modifications of opinion by KPMG in KPMG’s reports on the Corporation’s financial statements for the two most recently completed fiscal years ended December 31, 2024 and 2023.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 23rd day of October, 2025.